EXHIBIT 12.2

TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

(In millions, except ratios)

	Year
	2007	2006	2005	2004	2003
Fixed charges:
Interest expense	$506	$452	$314	$253	$273
Distributions on preferred securities of subsidiary trusts, net of income taxes	—	—	—	—	13
Estimated interest portion of rents	30	30	30	30	29

Total fixed charges	$536	$482	$344	$283	$315

Income:
Income from continuing operations before incometaxes and distributions on preferredsecurities of subsidiary trusts	$1,300	$975	$739	$540	$424
Fixed charges*	536	482	344	283	302

Adjusted income	$1,836	$1,457	$1,083	$823	$726

Ratio of income to fixed charges	3.43	3.02	3.15	2.91	2.30

*                 Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.

**          Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes, in 2003.